FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               23 August,2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Rugby Sponsorship Deal sent to the London Stock Exchange on 23 August, 2004 press release

PR0430

                    O2 TOUCHES DOWN FOR ANOTHER FOUR YEARS
                  O2 renews GBP3 million Rugby sponsorship deal

Released: 23 August 2004


O2, the mobile network operator, today announced a new four year rugby sponsorship deal with the England rugby team and the Rugby Football Union (RFU), as well as additional new partnerships with O2 rugbyclass and Premier Rugby Ltd for the Zurich Premiership. The GBP3 million per annum sponsorship deal deepens the company's relationship and involvement in rugby focusing on everything from the elite squad to junior grass roots initiatives.

The new deal will establish O2 as one of the largest corporate sponsors of the sport within the UK. Central to the sponsorship will be how O2 integrates technology into the game from scores and team news being available via the mobile phone, to helping Sir Clive coach England players remotely by viewing the matches and training sessions by Prozone(1) on their Xda(R) II(2) devices.

David McGlade, CEO at O2 UK, commented: "The new sponsorship deal reflects O2's commitment to the sport - from the elite squad to the grass roots level. England winning the 2003 Rugby World Cup demonstrated the huge value of O2's contribution to the England team and the RFU. We want to continue to capitalise on this relationship to endorse the O2 brand and drive revenues, as well as forging deeper emotional connections with the consumer. This highly successful sponsorship is not simply a badging exercise, but an integration of all the marketing disciplines with O2's mobile technology, interactive services and online content - the O2 sponsorship formula is rightfully being heralded as the formula for the future."


                                   ...../2

The deal is strongly endorsed by England head coach, Sir Clive Woodward, who said: "O2 has been a long standing supporter of the England rugby team and has made a great contribution to the sport. I'm looking forward to working with O2 in the future to enable them develop more innovative products and services that might help the England coaching team do their job to maximum effect"

RFU commercial director, Paul Vaughan, says: "We are delighted that O2 has renewed its sponsorship of England Rugby. The relationship which started in 1995 has gone from strength to strength and O2's commitment to renew demonstrates the value in the Rugby Football Union and England Rugby. The RFU continues to invest in the development of the game in England and O2's support is the key to our continued future success"

Jon Varney, Commercial Director of Premier Rugby says, "O2 has been a fantastic sponsor of the England team for several years and we are excited about the
new partnership with Premier Rugby and the 12 Zurich Premiership clubs.   O2
will work closely with the clubs to deliver interactive services to the growing number of premiership supporters and I am confident our fans will enjoy the innovative services provided by O2 ."

Andy Lee, O2 rugbyclass, says: "We are delighted to continue our successful partnership with O2 for another 2 years, promoting the ultimate rugby experience for children across the country."

The association between O2 and the England rugby team is a powerful one with both parties experiencing great success in their respective fields. This long-term partnership has been extremely successful in raising O2's brand exposure and awareness and after just two years O2 now enjoys 72%(3) name recognition among the British public (81% brand recognition among corporate audiences(4)) following England's success in the Rugby World Cup last year.

                                     -Ends-


                                   ......../3
Notes to Editors:
The O2 new rugby sponsorship platform consists of three key elements:

1. England Team Partnership
The new agreement with the RFU will see O2 continuing as shirt sponsor of the England Rugby team until 2008 as well as extending its relationship to all the England men's teams(5), except for the 7s team. The new partnership will also provide O2 with increased branding and hospitality at Twickenham as well as the opportunity to enhance the RFU's and England Team communication capabilities through O2's products and services. The Xda(R) II currently enables the England team to communicate coaching instructions and information even when the team is not together. Emails and video clips are circulated between the team from particular games to analyse the best playing strategies. The device was recently used during the Rugby World Cup campaign and demonstrated that technology really can enhance performance.

2. Premiership Partnership
O2 has also negotiated a four year deal with Premier Rugby as official partner of the Zurich Premiership. The Premiership enables O2 to communicate its England association and rugby credentials on a regional basis. It also provides O2 with branding at premiership clubs around the country as well as the opportunity to offer local corporate hospitality and business development opportunities. O2 will also be launching an innovative and competitive mobile service to all players and clubs, enabling them to benefit directly from the sponsorship.
3. O2 rugbyclass
O2 is deepening its involvement and support of grass roots rugby through O2 rugbyclass. This is a nation-wide grass roots rugby programme for 8-18 year old boys and 12-18 year old girls who receive top quality coaching from the best coaches in the country as well as England Team players. O2 will continue to receive branding at all O2 rugbyclass events across the country as well as benefiting from Jason Leonard's involvement as ambassador to the programme to unearth new talent. O2 is working to extend its work in this area to develop similar grass roots initiatives in other O2 territories.

                              ........../4




O2 Rugby Services
O2's interactive rugby partnership will continue to develop and offer its customers RFU, Premier Rugby and Sir Clive Woodward rugby content. These comprehensive services will position O2 as the leading provider of exclusive rugby services.
                                 *************

mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

mmO2 O2 UK
David Nicholas Nicola Green
Director of Communications O2 Press Office mmO2 plc nicola.green@o2.com david.nicholas@o2.com 07976 957810
+44 771 575 9176

RFU Premier Rugby
Dee McIntosh Sally Price
England Media Manager Communications Manager
07736 722388 020 8831 6727
deemcintosh@rfu.com 07801 802 711
sallyprice@rfu.com

O2 rugbyclass
Oliver Rogan
Operations Manager
0208 410 6035
07931 574384
ollier@rugbyclass.com

         All mmO2 Group news releases can be accessed at our web site:
                                  www.mmO2.com
                            --------------------------

(1) Coaching analysis software
(2) A mobile PDA which gives customers access to colour images, video, music, games, information, phone and corporate internet applications whilst on the move. XDA is a registered trade mark of O2 Limited.
(3) COMMA business share and brand reports, December 2003
(4) COMMA business share and brand reports, December 2003
(5) Under 16, 18,19,21,Students and A's


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 23 August, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary